[redacted]

SECI 11022108 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICICI Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue, Suite 1427
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fredric Obsbaum 212-509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP.
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rahul Ajmera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI Securities Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HENNA HAQUE
Notary Public, State of New York
Registration #02HA6068671
Qualified In New York County
Commission Expires April 22, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICICI SECURITIES INC.

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
ICICI Securities Inc.:

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the Company) as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 17, 2011

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2011

Assets		
Cash and cash equivalents	$	1,011,791
Receivable from clearing broker		71,181
Fixed assets, net of accumulated depreciation of $240,657		90,033
Rent security deposit		581,999
Prepaid expense		296,946
Other assets		3,698
Total assets	$	2,055,648
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	286,152
Taxes payable		11,225
Lease Related Liability		814,246
Due to Parent		125,078
Due to affiliates		174,834
Total liabilities		1,411,535
Stockholder's equity:		
Common stock, $1 par value. Authorized 15,000,000 shares; issued and outstanding 11,950,000 shares		11,950,000
Additional paid-in capital		454,126
Retained deficit		(11,760,013)
Total stockholder's equity		644,113
Total liabilities and stockholder's equity	$	2,055,648

See accompanying notes to statement of financial condition.

(1) Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash and money market funds or other instruments purchased with a maturity of three months or less when acquired. All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(b) Revenues

The Company facilitates securities transactions. Related commission revenues and expenses from these transactions are recorded on a trade-date basis. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(d) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

(Continued)

(e) ***Foreign Currency***

Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year. The U.S. dollar is considered the functional currency for the Company's two foreign branches and foreign currency translation gains and losses are recorded in the statement of operations.

(f) ***Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Receivables from Clearing Broker

The Company has an arrangement with a clearing broker under which it introduces certain customer transactions on a fully disclosed basis. Receivable from clearing broker represents primarily a cash deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various other stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

(4) Related Party Transactions

As of March 31, 2011, due to Parent of $125,078 represents (a) Letter of Credit charges amounting to $120,050 paid by the Parent on behalf of the Company; and (b) Company's proportionate share of income taxes amounting to $5,028.

The Company issued $300,000 of its common stock during the fiscal year at its par value.

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's facilitation fees. For the year ended March 31, 2011, total facilitation fees charged by this affiliate were $693,531. As of March 31, 2011, payable to affiliate in the amount of $174,834 represents affiliates share of commissions net of commissions earned from customer securities transactions collected by the Company.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2011, the Company had net capital of $341,327 which exceeded requirements by $241,327.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(Continued)

(6) Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(7) Income Taxes

The results of the Company are included in the consolidated U.S. federal and state income tax return of its Parent. Federal, state and local income taxes are computed on a separate company basis. The provision (benefit) for income taxes for the year ended March 31, 2011 consist of the following:

Current tax:		
Federal tax	$	—
State and local taxes		1,741
Total current tax	$	1,741

As of March 31, 2011, net deferred tax assets, are comprised of the following:

Deferred tax assets	$	4,687,050
Valuation allowance		(4,687,050)
Deferred tax assets net of valuation		—
Deferred tax liabilities		—
Net deferred tax asset	$	—

At March 31, 2011, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2030. Due to a history of net operating losses, management does not believe that the DTA is more likely than not to be realized and has established a full valuation allowance.

The effective tax rate is different from the Company's statutory rate of 45% primarily due to state and local taxes and valuation allowances on deferred tax assets.

(8) Commitments

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 29, 2017. Rental payments on this lease for the year ended March 31, 2011 was approximately $493,024. The approximate future minimum annual lease payments are:

		Payments
Year ended March 31:		
2012	$	510,384
2013		527,744
2014		527,744
2015		527,744
2016 and there after		1,011,509
Total	$	3,105,125

(9) Lease Related Liability

The Company, in order to mitigate the loss under the lease, in January 2010, had entered into a sublease arrangement which expires concurrently with the original lease with the landlord. The sublease rental receivables from the subtenant are substantially less than lease payments to the landlord and hence, the Company had recorded a loss on sublease. At March 2011, the Company has lease related liability of $814,246 which represents accrual for the loss on sublease. During the year the Company reestimated the liability to include real estate taxes.

(10) Bank Guaranty

Under the terms of the sublease the Company was required to provide a letter of credit to subtenant to cover the lease short fall. The Parent company, on behalf of the Company, had provided a Letter of Credit issued by State Bank of India, NYC Branch to subtenant for an amount of $1,000,000. The cost of the letter of credit of $120,050 will amortize over the life of the sublease.

(11) Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

(Continued)

(12) Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2011:

	Useful life (in years)		2011
Computer equipment and software	3	$	116,903
Telecom	5		28,895
Furniture	7		184,892
			330,690
Less accumulated depreciation and amortization			(240,657)
		$	90,033

(13) Subsequent Events

The Company has evaluated all subsequent transactions and events after the balance sheet date through May 17, 2011, the date on which these financial statements were issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.